Exhibit 99.1

Consortium Including Tencent Music Entertainment Group Completes Acquisition of Additional Equity Interests in Universal Music Group

SHENZHEN, China, Jan. 29, 2021 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE:TME), the leading innovative online music entertainment platform in China, today announced that a consortium (the "Consortium"), which is led by Tencent Holdings Limited (00700.HK) and comprising the Company (through one of its wholly-owned subsidiaries) and other co-investors, has completed the acquisition of an additional 10% equity stake (the "Transaction") in Universal Music Group ("UMG") from its parent company, Vivendi SE (VIV.PA) ("Vivendi"), through exercising the call option as announced in December 2020. The Transaction was based on the same enterprise value of EUR30 billion for 100% of UMG's share capital as in the initial acquisition that closed in March 2020.

Upon the closing of the Transaction, the Consortium's equity ownership in UMG increased to 20% and TME will continue to have a 10% equity interest in the Consortium.

The Transaction reiterates the significance of UMG's vast content library, and the unique value creation opportunities combining it with TME's massive user base, profound user insights and exceptional promotional capabilities. TME is confident that the Transaction will further enhance its extensive engagement with UMG, setting a new benchmark for a mutually beneficial collaboration while propelling the prosperity of the music industry.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

About Universal Music Group

Universal Music Group (UMG) is the world leader in music-based entertainment, with a broad array of businesses engaged in recorded music, music publishing, merchandising and audiovisual content in more than 60 countries. Featuring the most comprehensive catalog of recordings and songs across every musical genre, UMG identifies and develops artists and produces and distributes the most critically acclaimed and commercially successful music in the world. Committed to artistry, innovation and entrepreneurship, UMG fosters the development of services, platforms and business models in order to broaden artistic and commercial opportunities for our artists and create new experiences for fans. Universal Music Group is a Vivendi company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 883606